UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

ASTORIA FINANCIAL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

046265104
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]         Rule 13d-1(b)
[ ]          Rule 13d-1(c)
[ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046265104	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS: Astoria Federal Savings and Loan Association Employee Stock Ownership Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,634,974.9573
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,634,974.9573

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,634,974.9573
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% of 98,419,318 outstanding shares of common stock, par value $0.01 per share, as of December 31, 2012.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. 046265104	SCHEDULE 13G	Page 3 of 9 Pages

1.

NAMES OF REPORTING PERSONS:

Committee under the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan

Committee appointed as Plan Administrator of Astoria Federal Savings and Loan Association Incentive Savings Plan

Trustee of the Astoria Federal Savings and Loan Association Employees’ Pension Plan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 904,521.2770
	6.	SHARED VOTING POWER 1,007,583.3643
	7.	SOLE DISPOSITIVE POWER 904,521.2770
	8.	SHARED DISPOSITIVE POWER 9,642,558.3216

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,547,079.5986
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7% of 98,419,318 outstanding shares of common stock, par value $0.01 per share, as of December 31, 2012.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. 046265104	SCHEDULE 13G	Page 4 of 9 Pages

Statement for Schedule 13G

This Schedule 13G provides information concerning shares of the common stock, par value $0.01 per share, (“Common Stock”) of Astoria Financial Corporation, a Delaware corporation (“Company”). Each of the reported shares is beneficially owned by the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (“ESOP”) or by one of the following bodies, which are composed of the same five individual members: the committee under the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (“ESOP Committee”), the committee appointed as Plan Administrator of Astoria Federal Savings and Loan Association Incentive Savings Plan (“401(k) Plan Committee”), or the Trustees of the Astoria Federal Savings and Loan Association Employees’ Pension Plan (“Pension Trustee”) (each, a “Committee”).

Item 1(a).         Name of Issuer:

Astoria Financial Corporation

Item 1(b).         Address of Issuer’s Principal Executive Offices:

One Astoria Federal Plaza

Lake Success, New York 11042

Item 2(a).         Name of Person Filing:

Astoria Federal Savings and Loan Association Employee Stock Ownership Plan

Committee under the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan, Committee appointed as Plan Administrator of Astoria Federal Savings and Loan Association Incentive Savings Plan, and Trustee of the Astoria Federal Savings and Loan Association Employees’ Pension Plan

Item 2(b).         Address or Principal Business Office, or, if None, Residence:

Astoria Federal Savings and Loan Association

One Astoria Federal Plaza

Lake Success, New York 11042

Item 2(c).         Citizenship:

U.S.A.

Item 2(d).         Title of Class of Securities:

Common stock, par value $0.01 per share

CUSIP No. 046265104	SCHEDULE 13G	Page 5 of 9 Pages

Item 2(e).         CUSIP No.:

046265104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) [x] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

Item 4.              Ownership.

None of the shares set forth in this item 4 constitute shares the beneficial ownership of which any of the reporting persons had the right to acquire within 60 days following such date.

ESOP. The ESOP provides the following information with respect to the Common Stock held in trust under the ESOP as of December 31, 2012.

(a) Amount Beneficially Owned	8,634,974.9573
(b) Percent of Class	8.8%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote	0
(ii) shared power to vote or to direct the vote	8,634,974.9573
(iii) sole power to dispose or to direct disposition of	0
(iv) shared power to dispose or to direct disposition of	8,634,974.9573

The ESOP is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the accrued benefits of participating employees of the Company and its subsidiaries and their beneficiaries. On December 31, 2012, the ESOP owned 8,634,974.9573 shares of the Common Stock, representing 8.8% of outstanding shares. The assets of the ESOP are held in trust by a corporate trustee, Prudential Bank & Trust, FSB (“ESOP Trustee”).

The ESOP Trustee has shared power to vote and dispose of all Common Stock held under the ESOP. Participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. In general, unallocated shares and allocated shares not voted by ESOP participants are required to be voted by the ESOP Trustee, subject to the ESOP Trustee’s fiduciary duties under ERISA, in the same proportion as allocated Common Stock that has been voted by Plan participants. In certain circumstances, ERISA may confer upon the ESOP Trustee (or upon an investment manager to whose direction the ESOP Trustee is subject) the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights as well as the voting and tendering of unallocated Common Stock.

CUSIP No. 046265104	SCHEDULE 13G	Page 6 of 9 Pages

Committees. Each of the following reporting bodies is composed of the same five individual members: the ESOP Committee, the 401(k) Plan Committee, and the Pension Trustee. The shared membership of these Committees may constitute an arrangement or relationship that results in indirect beneficial ownership by each Committee under Rule 13d-3(a) of the Securities Exchange Act of 1934 of those shares beneficially owned by each of the other Committees.

Each Committee disclaims membership in a group and affirms that it has not agreed to act together with either of the other Committees for any purpose of acquiring, holding, voting or disposing of the Common Stock.

Each Committee acts by majority vote of their five members and no member of any Committee may act individually to vote or dispose of shares of the Common Stock by means of their membership on any or all Committees.

The Committees provide the following information with respect to the total beneficial ownership of the Common Stock by the Committees as of December 31, 2012.

(a) Amount Beneficially Owned	10,547,079.5986
(b) Percent of Class	10.7%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote	904,521.2770
(ii) shared power to vote or to direct the vote	1,007,583.3643
(iii) sole power to dispose or to direct disposition of	904,521.2770
(iv) shared power to dispose or to direct disposition of	9,642,558.3216

ESOP Committee. The ESOP Committee has shared power to direct the disposition of shares of Common Stock held under the ESOP. The authority of the ESOP Committee to control the voting or disposition of the 8,634,974.9573 shares of the Common Stock held under the ESOP is governed by the provisions of the trust agreement pursuant to which the ESOP Trustee was appointed. The ESOP Committee possesses (i) no voting power over any shares of Common Stock, (ii) shared dispositive power over the unallocated shares of Common Stock and (iii) shared dispositive power over the allocated shares of Common Stock, held in trust under the ESOP.

401(k) Plan Committee. The 401(k) Plan Committee has shared power to direct the voting and disposition of shares of the Common Stock held under the Astoria Federal Savings and Loan Association Incentive Savings Plan (“401(k) Plan”), which has individual accounts for the accrued contributions of participating employees of the Company and its subsidiaries. The 401(k) Plan provides participants with the option of investing in a fund containing the Common Stock (“Company Stock Fund”). On December 31, 2012, the 401(k) Plan’s Company Stock Fund held 1,007,583.3643 shares of Common Stock, representing 1.0% of outstanding shares, in a directed trust held by a directed trustee (“401(k) Trustee”). All of such shares are allocated to individual participant accounts.

CUSIP No. 046265104	SCHEDULE 13G	Page 7 of 9 Pages

Employees participating in the 401(k) Plan have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. In general, the 401(k) Plan requires the 401(k) Plan Committee to direct the 401(k) Trustee to vote shares in the Company Stock Fund not voted by 401(k) Plan participants, subject to the trustee’s ERISA fiduciary duties, in the same proportion as shares voted by Plan participants. The 401(k) Plan Committee thus has shared power over the voting of all shares of Common Stock in the Company Stock Fund of the 401(k) Plan.

Employees participating in the 401(k) Plan have the power and authority to direct the disposition of shares of the Common Stock allocated to their individual accounts except in limited circumstances in which the 401(k) Plan Committee has the power to direct the disposition of the shares. The 401(k) Plan Committee thus has shared power over the disposition of all shares in the Company Stock Fund.

Pension Trustee. The Pension Trustee is trustee of the Astoria Federal Savings and Loan Association Employees’ Pension Plan (“Pension Plan”), and has sole power to vote and dispose of the shares of Common Stock it holds as trustee under the Pension Plan. On December 31, 2012, the Pension Plan held 904,521.2770 shares of Common Stock, representing 0.9% of outstanding shares. None of the shares are allocated to participant accounts.

Item 5.          Ownership of Five Percent or Less of a Class.

N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of ESOP participants, to the extent paid in the form of additional securities, are added to such participants' individual accounts. Dividends on Common Stock allocated to the accounts of ESOP participants, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed immediately to the participants, (iii) distributed to the participants within 90 days of the close of the Plan Year (as defined in the ESOP), or (iv) used to repay principal and interest on any outstanding indebtedness incurred by the ESOP to acquire Common Stock. In addition, under certain circumstances involving a Change in Control (as defined in the ESOP) of the Company, unallocated shares of Common Stock held under the ESOP or proceeds from the sale thereof remaining after the satisfaction of any debt shall be allocated to ESOP participants in proportion to the allocated shares of Common Stock held under the ESOP at the time of the Change in Control.

Dividends on Common Stock allocated to the accounts of 401(k) Plan participants are added to such participants’ individual accounts.

CUSIP No. 046265104	SCHEDULE 13G	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.          Identification and Classification of Members of the Group.

N/A

Item 9.          Notice of Dissolution of Group.

N/A

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 046265104	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION EMPLOYEE STOCK OWNERSHIP PLAN

by COMMITTEE UNDER THE ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION EMPLOYEE STOCK OWNERSHIP PLAN

February 11, 2013
(Date)
/s/ Alan P. Eggleston
Name: Alan P. Eggleston Title: Committee Member

COMMITTEE UNDER THE ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION EMPLOYEE STOCK OWNERSHIP PLAN

February 11, 2013
(Date)
/s/ Alan P. Eggleston
Name: Alan P. Eggleston Title: Committee Member

COMMITTEE APPOINTED AS PLAN ADMINISTRATOR OF THE ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

February 11, 2013
(Date)
/s/ Alan P. Eggleston
Name: Alan P. Eggleston Title: Committee Member

TRUSTEE OF THE ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION EMPLOYEES’ PENSION PLAN

February 11, 2013
(Date)
/s/ Alan P. Eggleston
Name: Alan P. Eggleston Title: Committee Member